UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             KNOCKOUT HOLDINGS, INC.
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                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.001 PER SHARE
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                         (Title of Class of Securities)


                                   49915T 10 7
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                                 (CUSIP Number)

                              DR. ISAAC HORTON, III
                           C/O KNOCKOUT HOLDINGS, INC.
                              100 W. WHITEHALL AVE.
                               NORTHLAKE, IL 60164
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                DECEMBER 28, 2004
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

----------------------------------
CUSIP NO.           49915T 10 7
----------------------------------

--------- ----------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Dr. Isaac Horton, III
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
               (a)  [_]
               (b)  [_]
--------- ----------------------------------------------------------------------
3         SEC USE ONLY

--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS (See Instructions)

          PF
--------- ----------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)

          [ ]
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------- ----------------------------------------------------------------------
   NUMBER OF      7      SOLE VOTING POWER

     SHARES              16,528,821
                  ------ -------------------------------------------------------
  BENEFICIALLY    8      SHARED VOTING POWER

    OWNED BY             0
                  ------ -------------------------------------------------------
      EACH        9      SOLE DISPOSITIVE POWER

   REPORTING             16,528,821
                  ------ -------------------------------------------------------
     PERSON       10     SHARED DISPOSITIVE POWER

      WITH               0
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          16,528,821
--------- ----------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

          [_]
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          64.8% (based on 8,982,322 shares of Common Stock issued and outstanding) (1)
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)

          IN
--------- ----------------------------------------------------------------------

(1) The Reporting Person beneficially owns 103,305.131 shares of Series A Preferred Stock, which are convertible into 16,528,821 shares of Common Stock of the Issuer. All of the outstanding Series A and Series B Preferred Stock of the Issuer will automatically convert into Common Stock immediately after the Issuer amends its Certificate of Incorporation to authorize the issuance of a sufficient number of shares of Common Stock so that all shares of the Company's outstanding Preferred Stock may be converted into Common Stock. Upon conversion of the Issuer's outstanding Series A and Series B Preferred Stock, assuming no other change in the Issuer's capitalization, the Issuer is expected to have at least 155,094,764 shares of Common Stock outstanding. After such conversion, the Reporting Person will beneficially own 10.7% of the Issuer's outstanding Common Stock.

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                                                                          Page 3

ITEM 1.  SECURITY AND ISSUER

         The title and class of equity securities to which this Schedule 13D relates is Common Stock, par value $.001 per share (the "Common Stock"), of Knockout Holdings, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 100 W. Whitehall Ave., Northlake, IL 60164.

ITEM 2. IDENTITY AND BACKGROUND

(a) This statement is being filed by Dr. Isaac Horton, III (the "Reporting Person"), individually.

(b) The business address of the Reporting Person is 100 W. Whitehall Ave., Northlake, IL 60164.

(c) The Reporting Person's present principal occupation is Chairman and CEO of Remote Source Lighting International.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

(f) The Reporting Person is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

         Pursuant to an Agreement and Plan of Merger (the "Merger Agreement") dated December 28, 2004 among the Issuer, Knockout Acquisition Corp., a Delaware corporation, and The Knockout Group, Inc., a Delaware corporation, the Reporting Person acquired 103,305.131 shares of Series A Preferred Stock of the Issuer in consideration for 16,528,821 shares of common stock of The Knockout Group, Inc., a Delaware corporation. Each share of Series A Preferred Stock of the Issuer is currently convertible into 160 shares of Common Stock of the Issuer.

ITEM 4.  PURPOSE OF TRANSACTION

         The Reporting Person entered into the above-described transaction to effect a change in control of the Issuer. The Reporting Person is expected to be appointed as a director of the Issuer ten days after the Issuer transmits to all holders of record of securities of the Issuer who would be entitled to vote at a meeting for election of directors, information required pursuant to Rule 14f-1 promulgated pursuant to the Securities Exchange Act of 1934, as amended.

         Since the December 28, 2004 change in control of the Issuer, the Issuer's principal business has changed from operation of an Internet web site to developing and marketing celebrity-branded cleaning products which are intended to be safe for human use and environmentally friendly. The holders of a majority of the Issuer's outstanding voting capital stock plan to cause an amendment to the Issuer's Certificate of Incorporation to increase the authorized number of shares of Common Stock of the Issuer and to effect a reverse stock split. Also, the Board of Directors of the Issuer plans to adopt amended and restated bylaws substantially in the form of the bylaws of The Knockout Group, Inc.

         Except as described above, the Reporting Person has no definitive plan, arrangement or understanding to seek to cause the Issuer to be merged, reorganized or liquidated, to sell or transfer any assets of the Issuer, to cause the Issuer to change its current board of directors or management, to cause any material change to its capitalization, dividend policy, business, corporate structure, charter or bylaws, to cause the Common Stock to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or to take any action similar to the above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         The Reporting Person currently owns 103,305.131 shares of Series A Preferred Stock of the Issuer. Each share of Series A Preferred Stock of the Issuer will automatically convert into 160 shares of Common Stock of the Issuer immediately after the Issuer amends its Certificate of Incorporation to authorize the issuance of a sufficient number of shares of Common Stock so that all outstanding shares of the Company's Series A and Series B Preferred Stock may be converted into Common Stock. Through the Reporting Person's ownership of 103,305.131 shares of Series A Preferred Stock, he beneficially owns 16,528,821 shares of Common Stock of the Issuer, which represents 64.8% of the Issuer's Common Stock based on 8,982,332 shares of Common Stock issued and outstanding as of December 28, 2004. The Reporting Person has the sole power to vote or direct the vote, and to dispose or direct the disposition of such shares.

         Upon conversion of the Issuer's outstanding Series A and Series B Preferred Stock, assuming no other change in the Issuer's capitalization, the Issuer is expected to have at least 155,094,764 shares of Common Stock outstanding. After such conversion, the Reporting Person will beneficially own 10.7% of the Issuer's outstanding Common Stock.

         Except as set out above, the Reporting Person has not effected any other transaction in any securities of the Issuer in the past sixty days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         On December 28, 2004, the Reporting Person entered into an Agreement and Plan of Merger with the Issuer, pursuant to which the Reporting Person acquired 103,305.131 shares of Series A Preferred Stock of the Issuer, in consideration for 16,528,821 shares of common stock of The Knockout Group, Inc., a Delaware corporation. Each share of Series A Preferred Stock of the Issuer is currently convertible into 160 shares of Common Stock of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1    Agreement   and  Plan  of  Merger   dated   December   28,  2004
                (incorporated by reference to Form 8-K of the Issuer, filed with the Securities and Exchange Commission on January 4, 2005)

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   January 27, 2005


/s/ Isaac Horton
-------------------------
Dr. Isaac Horton, III